April 24, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          Hanger, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 29, 2012

File No. 001-10670

Dear Mr. Rosenberg:

I am writing in response to your letter of April 3, 2013 in which you request supplemental information in connection with your review of the Annual Report on Form 10-K of Hanger, Inc. (the “Company” or “Hanger”) for the year ended December 31, 2011.  Additional information to clarify our original response to your request is set forth below under the text of the comments contained in your letter.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Note B-Significant Accounting Policies

Inventories, page F-10

1.              It appears from the error you identified in your response that you concluded that work-in-process at December 31st was not consistent with your valuation of work-in-process at October 31st. Please confirm that our understanding is correct.

Response:

Our valuation of work-in-process at October 31st is based on our physical inventory counts on that date. Our valuation of work-in-process at December 31st is based on our roll-forward process as further described in Response 2 below. The error identified and disclosed in the Company’s December 31, 2012 10K related to changes in sales volume from period to period that affected the application of labor and overhead in the roll-forward period. In this regard, your understanding is correct.

2.              Regarding your explanation for estimating the value of work-in-process at December 31st, clarify how you use the process described in the first two bullets of page 2 of your response to, as you say in the third bullet, roll-forward work-in-process inventory from October 31st to December 31st. In this regard, your response seems to explain what you recognized in the income statement for materials, labor and overhead in November and December but does not explain how you roll-forward the October 31st work-in-process inventory to arrive at December 31st work-in-process inventory at a value that approximates lower of cost or market using FIFO.  In addition, tell us how the rolling forward the October 31st work-in-process inventory at the December 31st balance is consistent with the gross profit method you describe in your revised accounting policy disclosure on page 3 of your response.

Response:

Our Clinic inventory is comprised of work-in-process and shelf inventory (inventory on the shelves at the clinics that are not included in work-in-process). Our accounting for shelf inventory is discussed in more detail below. To roll-forward work-in-process inventory from October 31st to December 31st, the Company begins with the October 31 physical inventory balances (comprised of raw materials in work-in-process, labor and overhead).  Inventoriable costs for the period - labor, overhead and material, are then added to the respective beginning balances during the period. The material costs added include transfers from the distribution centers as well as direct purchases for work-in-process. We then calculate the amount of labor, overhead, and material costs associated with sales during the period and expense these costs to the income statement and out of the inventory accounts. The amount of labor, overhead and material to be expensed in the period is determined first by applying the labor, overhead and material costs capitalized in work-in-process inventory as of October 31st (physical inventory date) to the inventory sold in the period, and then applying the labor, overhead and material rates for the interim period to the portion of inventory produced  and sold in the period.  The balances determined from adding the inventoriable labor, overhead and materials to our beginning balances of work-in-process in the period less our consumption (labor, overhead and materials related to our sales in the period) represent our end of period work-in-process.  We believe this approximates the value of our inventory on a first in-first out (“FIFO”) basis.

We review factors such as reimbursement increases or decreases, changes in the overall sales mix and increases or decreases in product cost at the macro level to validate the reasonableness of the materials rate applied to the inventory produced and sold in the period. For example, if our materials rate is 28% and prices increase on December 15th in a given year, we would not adjust our materials rate as of December 31st, as the purchases made December 15th through December 31st would still remain in inventory as of December 31st. Rather, we would calculate material costs using 28% of net sales, which would result in recording an adjustment to increase the ending value of inventory (due to the rising prices at the end of the period). To cite another example of our review process, if upon a review of reimbursement rates, we determine that a 2% increase in reimbursement rates was realized during the period, we would adjust the current materials rate down since a rate increase should reduce our material cost rate immediately. Similarly, if upon review of sales mix we determine that there is a favorable change in the mix, we would decrease the rate as the mix in sales impacts the current period. Historically, there have not been material changes in reimbursement rates or mix. Material costs historically only change once a year based on negotiations with our vendors and there were no significant changes in 2012 or 2011.

With regard to shelf inventory, the Company assumes that the value of raw materials on the shelf remains constant from period to period unless there is shelf inventory acquired through an acquisition or a specific build up of shelf inventory identified in the interim period through the Company’s close process. The accuracy of the Company’s process for accounting for shelf inventory is supported by the fact that the value of shelf inventory as of the date of the last four (4) physical inventories has ranged between $29.5 million and $30.9 million. This result is consistent with our overall inventory management strategy to order product once we have evaluated a patients’ needs.

Our reference to the gross profit method in our financial statements refers to the roll-forward process described above.

3.              Confirm for us that the process you use to arrive at work-in-process inventory at December 31st is consistently applied during the quarters ended March 31, June 30 and September 30 to arrive at ending work-in-process inventory.

Response:

We confirm that the process to arrive at work-in-process and raw material inventory on the shelf at December 31st is consistently applied during the quarters ended March 31, June 30 and September 30 to arrive at our ending inventory valuation.

The Company hereby acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (512) 777-3600 if you have any questions regarding, or desire to discuss, the above supplemental information.

Sincerely,

/s/ George E. McHenry

George E. McHenry
Executive Vice President and Chief Financial Officer